

November 14, 2014

Via E-mail

Ms. Christine Yap, Principal Financial and Accounting Officer,
ICON Equipment & Corporate Infrastructure Fund 14, L.P.
3 Park Avenue, 36th Floor
New York, New York 10016

      Re: **ICON Equipment & Corporate Infrastructure Fund 14, L.P.**
            Form 10-K for the year ended December 31, 2013
            Filed March 21, 2014
            File No. 0-53919

Dear Ms. Christine Yap:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 48

1.   We note you present changes in restricted cash in cash flows from operating activities. We also note your restricted cash balances appear to be primarily related to outstanding debt and, therefore, may be more appropriately classified in cash flows from financing activities. Please explain to us how and why you believe your current classification is appropriate and complies with ASC 230. This comment is also applicable to subsequent quarterly filings.

(2) Summary of Significant Accounting Policies - Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve, page 53

2.   We note asset quality issues, including those related to finance leases, have had a material impact on your operating results; however, it does not appear to us that you adequately disclose and discuss these issues and their impact in annual and quarterly filings. Please revise future filings to:

- Provide all the disclosures required by ASC 310-10-50, specifically address the disclosures required by ASC 310-10-50-7, 11B, 14A-15 and 28-30;
- Provide the disclosures required by ASC 860-30-50-1A(b); and
- Provide summarized asset quality disclosures in MD&A that quantify and discuss: total non-accrual/impaired assets as of the end of each period presented; the impact those assets had on operating results during each period presented, and the range of reasonably possible losses those assets may have on future operating results.

Please provide your proposed disclosures in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Blake Estes, Attorney, ICON Equipment & Corporate Infrastructure Fund 14, L.P.